UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

MEI PHARMA, INC.

(Exact name of registrant as specified in its charter)

Delaware	51-0407811
State of incorporation or organization)	(I.R.S. Employer Identification No.)

11455 El Camino Real, Suite 250 San Diego, CA	92130
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The Nasdaq Stock Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

None.

Item 1.	Description of Registrant’s Securities to be Registered.

On October 1, 2023, the Board of Directors (the “Board”) of MEI Pharma, Inc., a Delaware corporation (the “Company”), approved and adopted a Rights Agreement, dated as of October 1, 2023 (the “Rights Agreement”), by and between the Company and Computershare, Inc., as Rights Agent (the “Rights Agent”). Pursuant to the Rights Agreement, the Board declared a dividend of one preferred share purchase right (each, a “Right”) for each outstanding share of common stock, par value $0.00000002, of the Company (each, a “Common Share” and, collectively, the “Common Shares”). The Rights are distributable to stockholders of record as of the close of business on October 12, 2023 (the “Record Date”). One Right also will be issued together with each Common Share issued by the Company after October 12, 2023, but before the Distribution Date (as defined below) (or the earlier redemption or expiration of the Rights) and, in certain circumstances, after the Distribution Date.

Generally, the Rights Agreement works by causing substantial dilution to any person or group that acquires beneficial ownership of twenty percent (20%) or more of the Common Shares without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender, or exchange offer or other business combination involving the Company that is not approved by the Board. The Rights Agreement is not intended to interfere with any merger, tender, or exchange offer or other business combination approved by the Board. The Rights Agreement also does not prevent the Board from considering any offer that it considers to be in the best interest of its stockholders.

The following is a summary description of the Rights and material terms and conditions of the Rights Agreement. This summary is intended to provide a general description only, does not purport to be complete, and is qualified in its entirety by reference to the complete text of the Rights Agreement, a copy of which is filed as Exhibit 4.1 to this Registration Statement on Form 8-A and incorporated herein by reference. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Rights Agreement.

The Rights

Subject to the terms, provisions and conditions of the Rights Agreement, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one one-thousandth of a share of a newly-designated series of preferred stock, Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (each, a “Series A Preferred Share” and, collectively, the “Series A Preferred Shares”), at an exercise price of $44.00 per one one-thousandth of a Series A Preferred Share, subject to adjustment (the “Exercise Price”). If issued, each one one-thousandth of a Series A Preferred Share would give the stockholder approximately the same dividend, voting and liquidation rights as does one Common Share. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including, without limitation, any dividend, voting, or liquidation rights. A copy of the Certificate of Designation of Series A Junior Participating Preferred Stock (the “Series A Certificate of Designation”) that the Company intends to file with the Secretary of State of the State of Delaware on October 2, 2023 to designate the Series A Preferred Shares is filed as Exhibit 4.2 to this Registration Statement on Form 8-A and is incorporated herein by reference.

Initial Exercisability

Initially, the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Shares. Until the Rights separate from the Common Shares and become exercisable (or the earlier redemption or expiration of the Rights), the Rights will be evidenced by Common Share certificates, Rights relating to any uncertificated Common Shares that are registered in book entry form will be represented by a notation in book entry on the records of the Company, and the surrender for transfer of any Common Shares will also constitute the transfer of the associated Rights.

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Shares and become exercisable following the earlier to occur of (i) the tenth (10th) day (or such later date as may be determined by the Board) after the day on which a public announcement or filing with the Securities and Exchange Commission (the “SEC”) is made indicating that a person has become an Acquiring Person (as defined below) or that discloses information that reveals the existence of an Acquiring Person (the “Shares Acquisition Date”), or (ii) the tenth (10th) business day (or such later date as may be determined by the Board) after the commencement by any person (other than certain exempted persons) of, or the first public announcement of the intent of any person (other than certain exempted persons) to commence, a tender or exchange offer by or on behalf of a person, the successful consummation of which would result in any person (other than certain exempted persons) becoming an Acquiring Person, irrespective of whether any shares are actually purchased or exchanged pursuant to such offer (the earlier of these dates is called the “Distribution Date”).

After the Distribution Date, separate rights certificates will be issued and the Rights may be transferred other than in connection with the transfer of the underlying Common Shares unless and until the Board has determined to effect an exchange pursuant to the Rights Agreement (as described below).

Acquiring Person

Under the Rights Agreement, an Acquiring Person is any person who or that, together with all Affiliates and Associates (as defined in the Rights Agreement) of such person, from and after the first public announcement by the Company of the adoption of the Rights Agreement, is or becomes the beneficial owner of twenty percent (20%) or more of the Common Shares outstanding, subject to various exceptions. For purposes of the Rights Agreement, beneficial ownership is defined to include the ownership of derivative securities.

The Rights Agreement provides that an Acquiring Person does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, or any person organized, appointed, or established to hold Common Shares pursuant to any employee benefit plan of the Company or for the purpose of funding any such plan.

The Rights Agreement also provides that the following persons shall not be deemed an Acquiring Person thereunder: (i) as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person to such percentage as would otherwise result in such person becoming an Acquiring Person; provided, however, that if a person shall so become the beneficial owner of such percentage or more of the Common Shares of the Company then outstanding by reason of an acquisition of Common Shares by the Company and shall, after such share acquisitions by the Company, become the beneficial owner of an additional 0.001% of the outstanding Common Shares of the Company, then such person shall be deemed to be an Acquiring Person; and (ii) if the Board determines in good faith that a person who would otherwise be an Acquiring Person, has become such inadvertently, and such person divests as promptly as practicable (as determined in good faith by the Board) beneficial ownership of a sufficient number of Common Shares so that such person would no longer be an Acquiring Person.

“Grandfathering” of Existing Holders

The Rights Agreement also provides that any person who beneficially owned twenty percent (20%) or more of the Common Shares immediately prior to the first public announcement by the Company of the adoption of the Rights Agreement (each a “Grandfathered Stockholder”), shall not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement unless and until a Grandfathered Stockholder becomes the beneficial owner of additional Common Shares after the first public announcement by the Company of the adoption of the Rights Agreement constituting a 0.001% or more ownership interest in the Company. However, if upon acquiring beneficial ownership of additional Common Shares constituting a 0.001% or more ownership interest in the Company at any time after the first public announcement by the Company of the adoption of the Rights Agreement, the Grandfathered Stockholder does not, at such time, beneficially own twenty percent (20%) or more of the Common Shares then outstanding, the Grandfathered Stockholder will not be treated as an “Acquiring Person” for purposes of the Rights Agreement.

Flip-In Trigger

If a person becomes an Acquiring Person, then, following the occurrence of the Distribution Date and subject to the terms, provisions, and conditions of the Rights Agreement, each Right will entitle the holder thereof to purchase from the Company, upon payment of the Exercise Price, in lieu of a number of one one-thousandths of a Series A Preferred Share, a number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in the preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will become null and void and nontransferable.

Flip-Over Trigger

If, after an Acquiring Person obtains beneficial ownership of twenty percent (20%) or more of the Common Shares, (i) the Company consolidates with or merges into another entity, (ii) an acquiring entity merges into the Company, or (iii) the Company sells or transfers more than fifty percent (50%) of its assets, cash flow, or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, upon payment of the Exercise Price, in accordance with the terms of the Rights Agreement, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Redemption of the Rights

At any time until the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and subject to such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

Exchange of the Rights

At any time after any person becomes an Acquiring Person, and prior to the acquisition by any person of beneficial ownership of fifty percent (50%) or more of the Common Shares, the Board may, at its option, cause the Company to exchange all or part of the then outstanding and exercisable Rights (other than Rights held by the Acquiring Person or any Affiliate or Associate thereof, which would have become null and void and nontransferable in accordance with the terms of the Rights Agreement), in whole or in part, for Common Shares at an exchange ratio (subject to adjustment) of one Common Share for each Right.

In any exchange of the Rights pursuant to the Rights Agreement, the Company, at its option, may, and to the extent there are an insufficient number of authorized Common Shares not outstanding or subscribed, shall, substitute preferred stock or common stock equivalents of the Company for some or all of the Common Shares exchangeable for Rights such that the aggregate value received by a holder of Rights in exchange for each Right is substantially the same value as one Common Share. The exchange of the Rights by the Board may be made effective at such time, on such basis, and subject to such conditions as the Board in its sole discretion may establish. Immediately upon the action of the Board authorizing the exchange of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Common Shares or other consideration issuable in connection with the exchange.

Expiration of the Rights

The Rights and the Rights Agreement will expire upon the earliest to occur of (i) the date on which all of the Rights are redeemed, (ii) the date on which the Rights are exchanged, and (iii) the close of business on September 30, 2024.

Amendment of Rights Agreement

Except as otherwise provided in the Rights Agreement, the Company, by action of the Board, may from time to time, in its sole and absolute discretion, supplement or amend any provision of the Rights Agreement in any respect without the approval of any holders of Rights, including, without limitation, in order to (i) cure any ambiguity in the Rights Agreement, (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provisions contained therein, (iii) make any change to or delete any provision of the Rights Agreement or to adopt any other provisions with respect to the Rights which the Company may deem necessary or desirable; provided, however, that from and after such time as any person becomes an Acquiring Person, the Rights Agreement may not be supplemented or amended in any manner that would adversely affect the interests of the holders of Rights (other than Rights that have become null and void pursuant to the Rights Agreement). Without limiting the foregoing, the Company, by action of the Board, may at any time before any person becomes an Acquiring Person amend the Rights Agreement to make the provisions of the Rights Agreement inapplicable to a particular transaction by which a person might otherwise become an Acquiring Person or to otherwise alter the terms and conditions of the Rights Agreement as they may apply with respect to any such transaction.

Rights of Holders

Until a Right is exercised, a Right does not give its holder any rights as a stockholder of the Company, including, without limitation, any dividend, voting, or liquidation rights.

Anti-Dilution Provisions

The Board may adjust the Exercise Price, the number of Series A Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Series A Preferred Shares or Common Shares.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least one percent (1%) of the Exercise Price. No fractional Series A Preferred Shares will be issued other than fractions that are integral multiples of one one-thousandth of a share and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Series A Preferred Shares.

Tax Consequences

The adoption of the Rights Agreement and the subsequent distribution of the Rights to stockholders should not be a taxable event for the Company or its stockholders under presently existing U.S. federal income tax laws. However, if the Rights become exercisable or if the Rights are redeemed, stockholders may recognize taxable income, depending on the circumstances then existing.

Accounting Treatment

The distribution of the Rights as a dividend to the Company’s stockholders is not expected to have any financial accounting or reporting impact. The fair value of the Rights is expected to be zero when they are distributed because the Rights will be “out of the money” when distributed and no value should be attributable to them. Additionally, the Rights do not meet the definition of a liability under generally accepted accounting principles in the United States and are therefore not accounted for as a long-term obligation.

Authority of the Board

When evaluating decisions relating to the redemption of the Rights or any amendment to the Rights Agreement to delay or prevent the Rights from detaching and becoming exercisable as a result of a particular transaction, pursuant to the Rights Agreement, the Board, or any future board of directors, would not be subject to restrictions such as those commonly known as “dead-hand,” “slow-hand,” “no-hand,” or similar provisions.

Certain Anti-Takeover Effects

The Rights are not intended to prevent a takeover of the Company and should not interfere with any merger or other business combination approved by the Board. However, the Rights may cause substantial dilution to a person or group that acquires beneficial ownership of twenty percent (20%) or more of the issued and outstanding Common Shares (which includes for this purpose stock referenced in derivative transactions and securities) without the approval of the Board.

SEC Registration

Since the Rights are not exercisable immediately, registration with the SEC of the Series A Preferred Shares issuable upon exercise of the Rights is not required until the Rights become exercisable.

Item 2.	Exhibits.

See the Exhibit Index below, which is incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Description

4.1	Rights Agreement, dated as of October 1, 2023, by and between MEI Pharma, Inc. and Computershare, Inc., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 3, 2023 (File No. 000-50484))

4.2	Certificate of Designation of Series A Junior Participating Preferred Stock of MEI Pharma, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed October 3, 2023 (File No. 000-50484))

4.3	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of MEI Pharma, Inc., filed with the Delaware Secretary of State on April 14, 2023 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on February 23, 2023 (File No. 000-50484))

4.4	Fifth Amended and Restated Bylaws of MEI Pharma, Inc. effective as of February 23, 2023 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on February 23, 2023 (file No. 000-50484))

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MEI PHARMA, INC. (Registrant)

Date: October 3, 2023	By:	/s/ David M. Urso
David M. Urso
Chief Executive Officer